FOR IMMEDIATE RELEASE
Napa, CA December 11, 2007 Contact: Jack Ucciferri (707) 252-6166 Voice (707) 257-7923 Fax

Shareholder Proposal Revisits Fiduciary Duty at Agribusiness Goliath, Monsanto

Napa, California -- Harrington Investments, Inc., (HII) a socially responsible investment advisory firm, has announced the introduction of a binding amendment to Monsanto Corporation’s corporate bylaws that could bar corporate indemnification of directors who fail to adequately oversee corporate activities that cause “harm to the natural environment, public health, or human rights.”

“The idea behind this resolution is that by increasing the personal accountability of corporate directors, our proposed bylaw amendment would encourage these fiduciaries to better represent the shareholders of the corporation – and to serve as better guardians of the public interest,” said John Harrington, President and CEO of Harrington Investments.

The new vehicle for improving corporate governance will be on the proxy for the January 16, 2008 shareholder meeting at Monsanto (MON).

“We chose Monsanto as our target for this new approach, because we view this company as facing significant legal and reputational liabilities that might have been prevented with better board oversight. These include allegations of selling potentially dangerous products abroad, bribing foreign government officials, and releasing genetically engineered products that have not been proven safe for human consumption or the natural environment.  Such activities are bad for our company’s reputation, and could lead to substantial liabilities,” said Harrington.

As recent legal actions against the company demonstrate, failure of the management to oversee these issues can lead to significant liabilities.  In 2005, Monsanto was forced to pay a $1.5 million fine to settle allegations that employees bribed Indonesian officials to bypass environmental laws.  In January of this year, a French court fined Monsanto Agriculture France SAS and Monsanto's French distributor, Scotts France, after a former chairman of Monsanto Agriculture France was found guilty of false advertising.  Then, in February of this year, it was reported that the British Environment Agency had begun an investigation into “one of the most contaminated sites in Wales” - a former Monsanto dump that could cost more than $200 million to clean up according to a reported estimate.  In October of this year, Monsanto was sued by dozens of West Virginians alleging that pollution from a now-defunct Monsanto factory caused them to contract various types of cancer; they are seeking $5 million each in compensatory damages and $300 million in punitive damages.  This lawsuit is particularly worrisome to investors because it is reminiscent of a 2002 settlement in which the company agreed to pay the preponderance of a $700 million settlement to offset damages to human health and the natural environment in Anniston, Alabama.

The management of Monsanto, in its statement opposing the resolution, has asserted that the amendment would increase the vulnerability of board members to lawsuits. But according to Harrington, the board members would still have ample protection under existing law, since the courts generally would not hold board members personally liable where they exercise reasonable business judgment and oversight.  The bylaw amendment does not change that, but seeks to create new indemnity rules applicable to directors who may have failed to carefully oversee environmental, human rights or public health matters. In egregious cases, Harrington believes directors, as fiduciaries, and not the shareholders, should bear these liabilities.

Harrington cited a written public statement by Hugh Grant, Monsanto’s CEO, in which Grant wrote that “an unwavering commitment to integrity in all business operations is at the core of our corporate behavior. We must never take this commitment for granted… Integrity means doing what is right even when we are faced with situations not governed by any specific law or regulation. Sometimes the right thing to do is not clear, but at Monsanto our job is to seek and find the right answer in every business situation.”

Harrington challenged Grant’s statement, "I have the impression that it is mostly ‘noise’ and has little to do with the reality of Monsanto’s continuing egregious corporate conduct."  Harrington added: "At least our proposal would add a concrete mechanism to encourage directors and officers to act as true fiduciaries in considering the interests of all stakeholders – including shareholders - who may be impacted by Monsanto’s operations."

Monsanto steers itself into controversies in many of the areas where they operate.  Recently, Monsanto Corporation has been the focal point of widespread protests about potential dangers to public health and the natural environment posed by promulgation of genetically modified organisms (GMO).  Media reports have linked thousands of farmer suicides in India to use of Monsanto products. Additionally, due to concerns that the technology would threaten the livelihood of poor farmers worldwide, the United Nations’ Convention on Biological Diversity voted overwhelmingly in 2006 to uphold an international moratorium on Monsanto’s “Terminator” seeds.  Monsanto’s introduction of rBGH, which is injected into cows to increase milk production, has been the subject of much controversy.

This resolution is the latest in Harrington Investments’ longstanding ownership-advocacy relationship with Monsanto management.  For instance, a 2005 resolution called for the formation of an ethics oversight committee in response to Monsanto being fined for violating the Foreign Corrupt Practices Act.  However, Monsanto omitted the resolution from the ballot asserting that it related to the company’s “ordinary business.”

For the past 30 years, Harrington Investments, Inc. and John Harrington have been pioneers in socially responsible investing and shareholder advocacy.  HII manages approximately $200 million in assets for institutional and individual investors concerned with social and environmental, as well as financial performance.

In addition to Monsanto, Harrington has introduced several other binding corporate bylaw amendment resolutions this year.  If approved, these bylaw proposals would result in such innovations as the creation of board level human rights or sustainability committees.

This communication is not a proxy solicitation, and Harrington Investments will not accept any proxies. Harrington Investments urges shareholders to vote “FOR” the indemnification stockholder proposal on Monsanto management’s proxy.

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